Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPTS OF SPENCER RASCOFF’S AUGUST 6, 2014 APPEARANCES ON CNN AND BLOOMBERG

Appearance on CNN

Richard Quest: Zillow and Trulia are joining forces, it’s a deal worth three and a half billion dollars. Zillow’s chief executive officer Spencer Rascoff, he joins me now in the C Suite. Good to see you. Three and a half billion’s a lot of money, what are you getting for it?

Spencer Rascoff: We’re getting a huge audience. Trulia has an incredible brand, over fifty million people use Trulia every month. And we’re a media company and as a media company we want have a broad audience with multiple brands.

Richard Quest: But you’re the number one already, and you’re buying the number two. Correct?

Spencer Rascoff: Correct, yes.

Richard Quest: Monopoly.

Spencer Rascoff: No, incorrect.

Richard Quest: It must be.

Spencer Rascoff: No, it’s not, because-

Richard Quest: Number one buys number two, ergo, number three is even further down.

Spencer Rascoff: Well real estate information is very fragmented. So Zillow and Trulia have about four percent of what real estate agents spend on total advertising in the U.S. So most advertising still occurs offline, it hasn’t migrated to the internet yet.

Richard Quest: Look, when I bought a property here in the U.S. a couple of years ago, I was astonished since when I’d done it previously that the online real estate market – I mean, it’s the way you find your property now. The idea of going to the estate agent’s window is gone.

Spencer Rascoff: It is. And actually it’s even moved over the last couple of years from the desktop to the smart device, to a mobile device. Seventy percent of Zillow’s usage is now on a smart phone or a tablet. Mobile has changed our business radically.

Richard Quest: Is that just here in metropolitan New York or Los Angeles, or are you seeing it elsewhere not only in this country but elsewhere in the world?

Spencer Rascoff: Everywhere. Well Zillow’s only in the U.S.

Richard Quest: Right, but I assume you want it to move elsewhere.

Spencer Rascoff: Well we have ambitions, that’s for sure. We have a lot of work to do in the U.S. still. So there’s plenty of work to be done here, and there’s a big opportunity here.

Richard Quest: This revolution, where is it going, how does it play out do you think?

Spencer Rascoff: Well the consumer is so much more empowered than they ever have been in the past. With what’s in their pocket they now have real estate information that used to only be accessible through county court houses or in secret industry-only databases, and Zillow has made that readily available and accessible now on mobile.

Richard Quest: But fundamentally it’s about finding the property. It’s about finding when it was last sold, it’s finding what the price is and that’s the revolution that’s taken place. Some would say of course it’s helped pushing up prices, it’s created a much more febrile market. Do you go along with that?

Spencer Rascoff: Well, it’s a more liquid market because information is power and information is just much more fluid now, so there are no more secrets in real estate or really in any vertical surge category. There’s price discovery, there’s data transparency, and that’s revolutionized the real estate industry and it’s revolutionizing a lot of other industries.

Richard Quest: So what’s your- obviously your priority is to merge these two together and to do it without taking the ship down. The number of mergers that go wrong because management takes its eye off the ball.

Spencer Rascoff: There is a lot of risk here and we’re going to keep operating multiple brands. Zillow already operates multiple brands. Here in New York we run StreetEasy and then hot pads is a nationwide rental site. We already have three consumer brands, we’ll have a fourth one when the acquisition of Trulia closes, and it’s important to keep these brands distinct in the consumers’ mind. Some people use Trulia, some will use Zillow and we want them to use any of them.

Richard Quest: You don’t care so long as they use one of them.

Spencer Rascoff: As long as they use a brand owned by Zillow, that would be fine.

Richard Quest: Good to see you, sir. Thank you very much for joining us.

Spencer Rascoff: Thank you.

Appearance on Bloomberg

Trish Regan: Zillow reported second quarter sales that beat estimates, thanks to more web and mobile visitors. Last week, the company announced it is buying rival Trulia for $3.5 billion. But while the number one and number two real estate sites are joining forces, neither of them are actually profitable on an annual basis. So how does Zillow plan to change that? Here with some answers, Zillow CEO and cofounder Spencer Rascoff. Spencer, always a pleasure to see you. How do you become profitable right now?

Spencer Rascoff: Well, we’re a media company. So when we’re at scale, we can be very profitable. We choose how profitable we want to be right now, and right now we’re not choosing to be very profitable, we’re choosing to invest in advertising. We’re spending about $75 million this year to grow the Zillow brand and grow our audience, and we’re investing in product development. We think those are the right things for long-term shareholder value creation, but in the near-term it crimps profitability.

Trish Regan: Tell me about your goals for the future in terms of expanding your audience, expanding your brands, all that you can do when you go to the Zillow site.

Spencer Rascoff: Zillow is a real estate media company, and so we attract a huge audience, 89 million people came to Zillow last month. And what they come to Zillow to do is to check the Zestimate, to find out what their house is worth, to see the Zestimate forecast, what will their house will be worth in a year; to look at other real estate data; to look at homes for sale, homes for rent, perhaps to post a Make Me Move price on their home, that’s a dream price that a homeowner might post on their own home; to refinance a mortgage; to plan home improvements on Zillow Digs.

Trish Regan: Okay, this is important. So to refinance a mortgage or to plan home improvements, that’s all information that you offer on the site?

Spencer Rascoff: Yeah. These are newer businesses for us. Traditionally, we’ve been a home valuation site, and then a place to search for homes for sale, but adding rental listings, mortgages, and also home improvement information is all relative-

Trish Regan: Kind of makes you one-stop shopping in the home environment.

Spencer Rascoff: Yeah. It makes us more relevant through more stages of the homeownership lifecycle, because buying is a very episodic transaction, buying real estate. You do it every five to ten years, and so we think it’s important to be relevant to people all through the home lifecycle, not just when they’re in the market.

Trish Regan: What happens if the market starts to go south? We’re in a pretty hot real estate environment right now, interest rates being as low as they are. If that starts to change, how does that affect you guys?

Spencer Rascoff: What’s happening right now is the user behavior is shifting so from offline, from looking through newspaper classifieds, to online, and not just to a desktop machine but actually a mobile device, that that’s swamping any headwinds from a real estate slowdown. Our audience is growing so quickly because more and more people are flocking to the smart phone for real estate. Seventy percent of our usage is now on a mobile device, not on the desktop.

Trish Regan: You mentioned rentals. You think about classifieds, and that’s sort of a classic place for rental ads you would see in the classifieds section of a newspaper, or on Craigslist for example. Are you guys doing that yet?

Spencer Rascoff: We are, we are. Rentals on Zillow is huge, and HotPads is another company we acquired as a rental-specific brand. And here in New York, StreetEasy has for sale and rental listings, so across those three brands, and someday Trulia as well, we’re the largest rental network on the web.

Trish Regan: Where are you seeing the most activity? Geographically, where are people most going to your site?

Spencer Rascoff: New York and the Bay Area are very, very hot real estate markets, and we have very high levels of user activity in both of those areas.

Trish Regan: So that’s why StreetEasy was important for you.

Spencer Rascoff: StreetEasy was incredibly important for us. It was the largest and most important real estate site in the largest and most important real estate market in the US, and so buying that leader here in New York was incredibly important.

Trish Regan: So what does Trulia get you?

Spencer Rascoff: Trulia gets us more audience, scale. As a media property, we want to have more audience. Having multiple brands, Zillow, HotPads, StreetEasy, and soon, upon closing, Trulia, will allow us to appeal to a larger audience. In the media business, audience is everything.

Trish Regan: But why separate those brands, why not have everything just under the Zillow brand?

Spencer Rascoff: Certain consumers gravitate to certain brands for different reasons. They like the color palette of one or another, they like a particular feature in one or another, and there are a lot of media companies that adopt multiple brands. The Weather Company is a good example, they operate weather.com and Weather Underground and Intellicast, all different brands to the consumer, but behind the scenes, it’s a lot of the same data.

Trish Regan: How would you classify the difference in the Trulia brand versus Zillow?

Spencer Rascoff: Trulia’s done a really nice job of going deep on local data. For example, they integrate crime data very nicely into their listing pages. Zillow tends to focus on all homes, not just those that are for sale, but also those that are off-market. And so we tend to be relevant not just when you’re in the transaction, but also when you’re a homeowner looking to keep track of your home’s value.

Trish Regan: Anything else you might be looking to add to the portfolio? I don’t mean for you to give specifics here, obviously, but in the general sector space, what’s most interesting?

Spencer Rascoff: Trulia will be our ninth acquisition. I’m sure it won’t be our last. Several of the companies have been small software tools companies, companies that build some piece of web-based, cloud-based technology for real estate agents or rental professionals or mortgage providers. That’s been an area of investment. And then we’ve made three consumer-facing acquisitions, StreetEasy, HotPads, and once it closes, Trulia. We keep looking at acquisitions, and we’ll see.

Trish Regan: Pretty exciting stuff. By the way, I just bought a place, I used StreetEasy quite a bit when I was doing my research.

Spencer Rascoff: Awesome, congratulations.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.